EXHIBIT 3.1

CERTIFICATE OF AMENDMENT OF BYLAWS

OF

LATTICE SEMICONDUCTOR CORPORATION

                The undersigned hereby certifies (i) that he is the duly elected, qualified, and acting Secretary of Lattice Semiconductor Corporation, and (ii) that pursuant to action of the Board of Directors of Lattice Semiconductor Corporation at a meeting held October 30, 2001, the following amendment to the corporation’s Bylaws was duly adopted:

RESOLVED:  That the second sentence of Article III, Section 3.2 of the Company’s Bylaws is hereby amended to read as follows: “The exact number of Directors shall be seven (7) until changed within the limits specified above by a bylaw amending this Section 3.2, duly adopted by the Board of Directors or the shareholders.”

IN WITNESS WHEREOF, the undersigned has hereunto set his hand and affixed the corporate seal this 4th day of January 2002.

/s/ Stephen A. Skaggs
Stephen A. Skaggs, Secretary